Exhibit 99.3
Proposed Stock Option Exchange Program Q&A
Why is the Company considering an option exchange?
This proposed exchange recognizes that some option grants are underwater due to the decline in our stock price. As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted. The option exchange will give our employees the opportunity to decide whether it makes sense to exchange certain options and realign portions of their equity compensation with current market conditions.
Why has the company decided on these particular terms for the exchange?
As a publicly traded company, we are subject to very specific regulatory guidelines governed by the SEC and NASDAQ and acceptable market practices defined by stockholder governance groups on how to structure and execute an option exchange.
Most of the elements of our proposed exchange (including who is eligible to participate), are considered best practices in implementing an exchange program that stockholders can support. We have taken these guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the exchange.
Why does this seem different than the approach other companies are taking?
A small number of publicly traded companies may have more flexibility in the approach they take towards an option exchange if their share plans do not require stockholder approval for an option exchange. That is not the case for our company. We must seek stockholder approval for the proposed option exchange. In addition to following all appropriate regulatory guidelines, we have structured a plan that we believe makes the most sense for employees, the company and our stockholders.
Which options are eligible for exchange?
We have proposed exchanging options with exercise prices that are equal to the greater of (a) $3.20 or (b) the closing price of our common stock as reported on NASDAQ for the day the Option Exchange Program is commercial. Options eligible to participate will be determined when we begin the exchange.
Why will you receive fewer options back than are surrendered?
We have taken the best practice guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the exchange. The value comparison is of the “fair value” of the surrendered options as compared to the new stock options.
What should I do?
Right now, there’s nothing you need to do. The next step is stockholder approval of the proposed exchange at our annual stockholders’ meeting on May 21st. Once a date is set to begin the exchange, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.
Is anyone excluded from participating?
Mike Tattersfield, Tim Hennessy, Christopher Rich and Dan Lee, as well as our board members, are not allowed to participate in the exchange program. Former employees who still hold options also are excluded.
     The Option Exchange Program described in this summary has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
     In connection with the proposal to be voted on by the Company’s stockholders with respect to approval of the Option Exchange Program, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Stockholders are urged to read such materials as and when they become available and before making any voting decision, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.
     Stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to: Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429. Attention: Secretary, or by telephone at (763) 592-2200.